UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

13 November 2018

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PRESS RELEASE

12 November 2018

Diageo sells portfolio of brands to Sazerac

Diageo has agreed the sale of nineteen brands in an agreement with Sazerac for an aggregate consideration of $550 million. The net proceeds of approximately £340 million, after tax and transaction costs, will be returned to shareholders through a share repurchase following completion, which will be incremental to the previously announced programme of up to £2bn. The transaction, which is subject to regulatory approval, is expected to complete early in 2019.

Ivan Menezes, Chief Executive of Diageo, said: “Diageo has a clear strategy to deliver consistent efficient growth and value creation for our shareholders. This includes a disciplined approach to allocating resources and capital to ensure we maximise returns over time. Today’s announcement is another example of this strategy in action. The disposal of these brands enables us to have even greater focus on the faster growing premium and above brands in the US spirits portfolio.”

Further Information

•

The brands included in the transaction are Seagram’s VO, Seagram’s 83, Seagram’s Five Star, Myers’s, Parrot Bay, Romana Sambuca, Popov, Yukon Jack, Goldschlager, Stirrings, The Club, Scoresby, Black Haus, Peligroso, Relska, Grind, Piehole, Booth’s and John Begg.

•	The transaction is approximately 1.9 pence per share dilutive to pre-exceptional eps in the first full financial year.

•	The transaction is expected to generate an exceptional gain on disposal of approximately £110m.

•

Diageo has also agreed to enter into long-term supply contracts with Sazerac on completion for five of the brands each for a period of ten years. Supply of all other brands will transition to Sazerac within a one year period from completion.

•

Further details with respect to the execution of the additional share repurchase will be made available following completion of the transaction and aligned with the execution of the remaining tranches of the previously announced programme of up to £2bn.

ENDS

CONTACTS

Investor Relations

Pier Falcione +44 (0) 20 8978 4838

investor.relations@diageo.com

Media Relations

Jessica Rouleau +44 (0) 20 8978 1286

press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across the spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan’s and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

About Sazerac

Sazerac is one of America’s oldest family owned, privately held distillers with operations in the United States in Louisiana, Kentucky, Indiana, Virginia, Tennessee, Maine, New Hampshire, South Carolina, Maryland, California, and global operations in the United Kingdom, Ireland, France, India, Australia and Canada. For more information on Sazerac, please visit www.sazerac.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 13 November 2018	By:	/s/ James Edmunds
		Name:	James Edmunds
		Title:	Deputy Company Secretary